UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated March 03, 2009, announcing update on sale and purchase acitivites.

EXHIBIT 1

DRYSHIPS ANNOUNCES UPDATE

ON SALE AND PURCHASE ACTIVITIES

Athens, Greece - March 3, 2009. DryShips Inc. (NASDAQ:DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today the following updates with regards to the recent sales and purchase transactions:

M/V Paragon

DryShips previously entered into an agreement to sell the M/V Paragon, a 1995 built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61 million and has reached an agreement with the buyers whereby the price will be reduced to $30.80 million. Delivery of the vessel took place earlier today and DryShips expects to recognize a gain of approximately $2.4 million which will be recognized in the first quarter of 2009.

M/V La Jolla

DryShips previously entered into an agreement to sell the M/V La Jolla, a 1997 built Panamax drybulk carrier, for a sale price of $66 million and has agreed to settle its dispute with the buyers in connection with b uyers’ failure to take delivery under the relevant M emorandum of Agreement .. Under the settlement agreement, DryShips has agreed to retain the vessel and has received aggregate compensation in the amount of $9 million in respect of the cancellation ..

M/V Toro

DryShips previously entered into an agreement with Samsun Logix Corporation, or Samsun, the buyers of the M/V Toro, a 1995 built 73,034 dwt Panamax drybulk carrier, to sell the vessel at a reduced price of $36 million.  The buyers were obligated to remit an additional deposit of $1.5 million.  The Company received notice from Samsun that it filed for receivership. Following Samsun’s failure to pay the additional deposit , DryShips has commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the original contract price of $63.4 million pursuant to the terms of the agreement with Samsun ..

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 42 drybulk carriers comprising 7 Capesize, 28 Panamax, 2 Supramax and 5 newbuilding drybulk vessels with a combined deadweight tonnage of about 3.4 million tons, 2 ultra deep water semisubmersible drilling rigs and 2 ultra deep water newbuilding drillships. DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS." Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forwardlooking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 03, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer